Exhibit 99.1

Luxoft Holding, Inc Reports Results for Third Quarter FY2018

LONDON, February 13, 2018-Luxoft Holding Inc (NYSE:LXFT), a global IT service provider, today announced results for the three months ended December 31, 2017.

Third Quarter FY2018 Highlights

•                  Revenue of $236.6 million, up 14.3% year-over-year and up 3.8% sequentially

•                  Adjusted EBITDA of $40.0 million and adjusted EBITDA margin of 16.9%, compared to $37.5 million and 18.1% in the year-ago quarter

•                  GAAP net income of $20.6 million, up 10.9% year-over-year and up 11.4% sequentially

•                  Non-GAAP net income of $30.5 million, up 9.0% from $27.9 million in the year-ago quarter and up 8.7% from $28.0 million last quarter

•                  Diluted GAAP EPS of $0.60, up 9.1% from $0.55 in the year-ago quarter

•                  Non-GAAP diluted EPS of $0.89, up 8.5% from $0.82 in the year-ago quarter

•                  As of December 31, 2017, total number of employees was 13,101; Annual revenue per billable engineer was $85,392, up 4.5% year-over-year and up 3.2% sequentially

•                  FY 2018 Guidance revised due to lower revenue from two Fortune 10 healthcare & telecom clients

Note: Reconciliations of non-GAAP to GAAP measures are included at the end of the release.

“Our third quarter results demonstrate our continued progress in executing our strategic transformation to diversify our revenue streams, expand our presence in attractive end markets and strengthen our global delivery capabilities,” said Dmitry Loschinin, Luxoft’s CEO and President. “We had a number of bright spots this quarter, including consolidated revenue growth of 26.5% year-over-year, excluding the top two accounts, and double-digit revenue growth in each of our three lines of business. Ongoing strong demand for advanced digital and cloud deployments drove 20.4% year-over-year revenue growth in our Digital Enterprise line of business. Financial Services’ revenue increased 12.9% compared to last year, and was up 48.7% excluding the top two accounts. We also continue to experience strong demand in our Automotive line of business as autonomy drives investment in advanced technologies, improving in-vehicle user experiences and increasing the need for connected services and IT infrastructure.  On a year-over-year basis, this line of business grew 10.1% in the quarter and 37.5% in the nine-month period and is on track to deliver annual growth of over 40%.”

“We continue to enhance our global competitive position and market penetration utilizing our expansive and scalable delivery platform.  During the quarter, we opened a new delivery center in Berlin, the result of a strategic collaboration, with a major German multinational automotive manufacturer, to attract new talent for next-generation intelligent user experience for cars. We continue to increase our presence in Asia Pacific (APAC) following the opening of the Bangalore office. We expect to quickly ramp our engineer headcount here as we see many attractive opportunities to deliver IT services to financial institutions and other industries in Singapore, Australia, Malaysia and China from nearshore locations.”

The Company exhibited solid performance across key global markets. Revenue generated in North America increased 8.4% year-over-year while APAC and Europe revenues grew 114.2% and 22.0% year-over-year, respectively. The success we are having expanding our global presence and growing outside of financial services is meaningfully reducing our client concentration.  Our top two accounts amounted to 34.4% of revenue, representing a 6.3 percentage point decrease year over year. On the same basis, the top five accounts amounted to 46.0% of revenue, representing a 7.2 percentage point decrease and the top ten accounts amounted to 57.2% of revenue, a decrease of 6.6 percentage points.

Mr. Loschinin concluded, “Looking ahead, we expect our full-year results to be affected by lower revenue from two large acquired telecom and healthcare clients. This is primarily the result of our de-emphasizing lower-margin, non-core business and strategically aligning our resources with an expanding number of attractive, higher-margin opportunities.  While this will impact our revenue generation this fiscal year, we believe these actions position the Company more competitively in the long term. As a result, we currently expect our full-year fiscal 2018 revenue to be in the range of $900-905 million, down approximately 2%, and our adjusted EBITDA margin to be in the range of 15.0-15.2%.”

“Despite this near-term challenge, our confidence in the business remains strong. We see a number of attractive growth opportunities across our verticals, and we are confident we have the right strategy to further build our long-term growth potential and deliver increasing value to shareholders. The entire Luxoft team is focused on driving improved execution and entering fiscal 2019 with momentum across our business as we further implement our revenue diversification and business optimization strategies.”

Outlook for the Fiscal Year Ending March 31, 2018

The Company is revising its full-year outlook and expects:

•                  Revenue to be in the range of $900 to $905 million, down approximately 2%, from the previous $920 million guidance

•                  Adjusted EBITDA margin to be in the range of 15.0-15.2%, down from the previous guidance of 15.5-16.5%

•                  Diluted EPS on GAAP basis to be at least $1.53 (unchanged)

•                  Diluted EPS on a non-GAAP basis to be in the range from $2.77- $2.85, down from at least $2.85

•                  EPS to be based on an estimated weighted average of 34.4 million diluted shares

Conference Call Information

The Company will host a conference call to review the results on Wednesday, February 14, 2018 at 8:00 a.m. ET. To participate, please dial 877-407-8293 or 201-689-8349 (outside the U.S.) or access the live webcast here.

A replay will be available two hours after the call at http://investor.luxoft.com or by dialing 877-660-6853 or 201-612-7415 (outside the U.S.) and entering the conference ID 13675016. The replay will be available until February 28, 2018.

About Luxoft

Luxoft (NYSE:LXFT) is a global IT service provider of innovative technology solutions that delivers measurable business outcomes to multinational companies. Its offerings encompass strategic consulting, custom software development services, and digital solution engineering. Luxoft enables companies to compete by leveraging its multi-industry expertise in the financial services, automotive, communications, and healthcare & life sciences sectors. Its managed delivery model is underpinned by a highly-educated workforce, allowing the Company to continuously innovate upwards on the technology stack to meet evolving digital challenges.

Luxoft has more than 13,100 employees across 41 cities in 20 countries within five continents, with its operating headquarters office in Zug, Switzerland. For more information, please visit the website.

Non-GAAP Financial Measures

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; non-GAAP diluted Earnings per share (EPS) and Free Cash Flow (FCF). EBITDA is calculated as earnings before interest, tax, depreciation and amortization, where interest includes unwinding of the discount rate for contingent liabilities. Prior year amounts were amended accordingly. Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. Free Cash Flow is calculated as operating cash flow less capital expenditure which consists of purchases of property, plant and equipment and intangible assets as defined in the cash flow statement.

We adjust our non-GAAP financial measures to exclude stock based compensation, because it is a non-cash expense. We also adjust our non-GAAP financial measures to exclude the change in fair value of contingent consideration, because we believe these expenses are not indicative of what we consider to be normal course of operations. Our non-GAAP financial measures are adjusted to exclude amortization of purchased intangible assets in order to allow management and investors to evaluate our results from operating activities as if these assets have been developed internally rather than acquired in a business combination. Finally, we adjust our non-GAAP financial measures to exclude acquisition-related costs, which comprise payments to consulting firms as well as fees paid upon successful completion of acquisition; as well as certain incentive payments for members of management of the acquired companies as provided for in the acquisition agreements. These payments are based on performance of the acquired businesses and are classified as part of management compensation rather than part of purchase consideration. These costs vary with the size and complexity of each acquisition and are generally inconsistent in amount and frequency, and therefore, we believe that they may not be indicative of the size and volume of future acquisition-related costs.

We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing and understanding of our operating performance. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenue from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate, or actual increases to our effective tax rate which we may experience from time to time; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the Annual Report on Form 20-F for the year ended March 31, 2017 and other documents filed with or furnished to the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Investor Inquires	Media Inquiries
Tracy Krumme	Patrick R. Corcoran
Vice President, Investor Relations	Global Director, External Relations
212-964-9900 ext. 2460	212-964-9900 ext. 2453
IR@luxoft.com	Press@luxoft.com
Twitter: @Luxoft

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share amounts)

	December 31, 2017	As of March 31, 2017
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$69,351	$109,558
Restricted cash, current	4,065	4,000
Trade accounts receivable, net of allowance for doubtful accounts of $1,303 at December 31, 2017 and $435 at March 31, 2017	170,489	144,862
Unbilled revenue	41,291	14,454
Work-in-progress	4,241	2,805
Due from related parties	592	1,084
VAT and other taxes receivable	3,644	1,732
Advances issued	2,624	2,740
Other current assets	6,077	5,224
Total current assets	302,374	286,459

Non-current assets
Restricted cash, non-current	2,818	1,399
Deferred tax assets	4,435	3,423
Property and equipment, net	46,829	49,571
Intangible assets, net	122,416	120,430
Goodwill	93,579	76,918
Other non-current assets	5,367	9,007
Total non-current assets	275,444	260,748
Total assets	$577,818	$547,207

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	$515	$633
Accounts payable	6,684	24,402
Accrued liabilities	37,263	38,513
Deferred revenue	3,800	3,815
Due to related parties	13	460
Taxes payable	24,920	21,283
Payable on derivative financial instruments	945	295
Payable for acquisitions, current	12,781	17,221
Other current liabilities	1,721	2,025
Total current liabilities	88,642	108,647

Deferred tax liability, non-current	11,489	16,907
Payable for acquisitions, non-current	18,556	32,206
Other non-current liabilities	4,415	2,629
Total liabilities	123,102	160,389

Shareholders’ equity
Share capital (80,000,000 shares authorized; 33,842,002 issued and outstanding with no par value as at December 31, 2017, and 80,000,000 shares authorized; 33,540,034 issued and outstanding with no par value as at March 31, 2017)	—	—
Additional paid-in capital	150,132	133,192
Common stock held in treasury, at cost (25,422 shares as of December 31, 2017; 93,813 shares as of March 31, 2017)	(1,375)	(6,028)
Retained earnings	308,815	263,508
Accumulated other comprehensive loss	(2,888)	(3,886)
Total shareholders’ equity attributable to the Group	454,684	386,786
Non-controlling interest	32	32
Total equity	454,716	386,818
Total liabilities and equity	$577,818	$547,207

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In thousands of US dollars, except share and per share amounts)

	For the three months ended December 31,		For the nine months ended December 31,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Sales of services	$236,613	$206,924	$673,885	$581,430
Operating expenses
Cost of services (exclusive of depreciation and amortization)	144,332	124,688	419,236	345,348
Selling, general and administrative expenses	63,485	54,291	179,747	157,530
Depreciation and amortization	11,050	9,362	31,695	24,587
Gain from revaluation of contingent liability	(3,930)	(2,143)	(6,020)	(2,587)
Operating income	21,676	20,726	49,227	56,552

Other income and expenses
Interest income, net	17	6	76	10
Unwinding of discount rate for contingent liability, loss	(588)	(719)	(1,286)	(1,224)
Other gain, net	934	3,630	1,880	4,364
Gain from derivative financial instruments	57	953	146	1,314
Net foreign exchange gain/ (loss)	177	(2,847)	1,301	(3,493)
Income before income taxes	22,273	21,749	51,344	57,523
Income tax expense	(1,723)	(3,217)	(6,037)	(8,620)
Net income	$20,550	$18,532	$45,307	$48,903
Net income attributable to the non-controlling interest	—	—	—	—
Net income attributable to the Group	$20,550	$18,532	$45,307	$48,903

Basic EPS per Class A and Class B ordinary share
Net income attributable to the Group per ordinary share	$0.61	$0.56	$1.35	$1.47
Weighted average ordinary shares outstanding	33,756,866	33,225,850	33,611,350	33,210,119

Diluted EPS per Class A and Class B ordinary share
Diluted net income attributable to the Group per ordinary share	$0.60	$0.55	$1.32	$1.44
Diluted weighted average ordinary shares outstanding	34,102,625	33,878,605	34,254,345	33,879,650

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars)

	For the three months ended December 31,		For the nine months ended December 31,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Net income	$20,550	$18,532	$45,307	$48,903
Other comprehensive income (loss), net of tax
Gains/(losses) on derivative instruments, net of tax effect of $3 and $74; $75 and $173	(28)	1,648	(681)	2,258
Translation adjustments with no tax effects	314	(367)	1,679	(2,012)
Total other comprehensive income	286	1,281	998	246
Comprehensive income	20,836	19,813	46,305	49,149
Comprehensive income (loss) attributable to the non-controlling interest	—	—	—	—
Comprehensive income attributable to the Group	$20,836	$19,813	$46,305	$49,149

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands of US dollars)

	For the nine months ended December 31,
	2017	2016
	(Unaudited)
Operating activities
Income from operations	$45,307	$48,903

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	31,695	24,587
Deferred tax benefit	(3,449)	(1,434)
Income from derivative financial instruments	(146)	(1,314)
(Income)/ Loss on foreign exchange	(1,301)	3,493
Provision for doubtful accounts	827	417
Gain from revaluation of contingent liability	(6,020)	(2,587)
Unwinding of discount rate for contingent liability, loss	1,286	1,224
Share-based compensation	22,940	21,515

Changes in operating assets and liabilities:
Trade accounts receivable and unbilled revenue	(36,581)	(3,389)
Work-in-progress	(1,436)	(514)
Due to and from related parties	45	261
Accounts payable and accrued liabilities	(21,807)	(8,943)
Deferred revenue	(32)	(2,897)
Changes in other assets and liabilities	1,565	(4,781)
Net cash provided by operating activities	32,893	74,541

Investing activities
Purchases of property and equipment	(17,348)	(14,574)
Purchases of intangible assets	(3,395)	(2,930)
Acquisitions, net of cash acquired	(34,155)	(54,464)
Restricted cash	125	—
Net cash used in investing activities	(54,773)	(71,968)

Financing activities
Net repayment of short-term borrowings	(1,127)	(5,998)
Acquisition of business, deferred consideration	(12,945)	(4,534)
Repurchases of common stock	(3,361)	(1,266)
Repayment of capital lease obligations	(132)	(123)
Net cash used in financing activities	(17,565)	(11,921)

Effect of exchange rate changes on cash and cash equivalents	(762)	(1,133)
Net decrease in cash and cash equivalents	(40,207)	(10,481)
Cash and cash equivalents at beginning of year	109,558	108,545
Cash and cash equivalents at end of period	$69,351	$98,064

Luxoft Holding, Inc

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three Months Ended December 31,				Nine Months Ended December 31,
	2017	2017		2017	2017	2017		2017
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	21,676	10,849	(a)	32,525	49,227	33,468	(a)	82,695
Operating margin	9.2%	4.5%		13.7%	7.3%	5.0%		12.3%
Net income	20,550	9,921	(b)	30,471	45,307	30,320	(b)	75,627
Diluted earnings per share	$0.60			$0.89	$1.32			$2.21

	Three Months Ended December 31,				Nine Months Ended December 31,
	2016	2016		2016	2016	2016		2016
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	20,726	9,512	(a)	30,238	56,552	29,615	(a)	86,167
Operating margin	10.0%	4.6%		14.6%	9.7%	5.1%		14.8%
Net income	18,532	9,416	(b)	27,948	48,903	27,913	(b)	76,816
Diluted earnings per share	$0.55			$0.82	$1.44			$2.27

Luxoft Holding, Inc

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(a)	2017	2016	2017	2016
Adjustments to GAAP operating income
Stock-based compensation expense	$8,703	$7,625	$22,940	$21,515
Amortization of purchased Intangible assets	4,711	3,806	12,741	8,359
Gain from revaluation of contingent liability	(3,930)	(2,143)	(6,020)	(2,587)
Acquisition related costs	1,365	224	3,807	2,328
Total Adjustments to GAAP income from operations:	$10,849	$9,512	$33,468	$29,615

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(b)	2017	2016	2017	2016
Adjustments to GAAP net income
Stock-based compensation expense	$8,703	$7,625	$22,940	$21,515
Amortization of purchased Intangible assets	4,711	3,806	12,741	8,359
Gain from revaluation of contingent liability and unwinding of discount rate for contingent liability	(3,342)	(1,424)	(4,734)	(1,363)
Acquisition related costs	1,365	224	3,807	2,328
Tax effect of the adjustments	(1,516)	(815)	(4,434)	(2,926)
Total Adjustments to GAAP net income	$9,921	$9,416	$30,320	$27,913

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2017	2016	2017	2016
Net income	$20,550	$18,532	$45,307	$48,903
Adjusted for:
Interest Income	(17)	(6)	(76)	(10)
Unwinding of discount rate for contingent liability, loss	588	719	1,286	1,224
Income tax	1,723	3,217	6,037	8,620
Depreciation and Amortization	11,050	9,362	31,695	24,587
EBITDA	$33,894	$31,824	$84,249	$83,324
Adjusted for
Stock based compensation	8,703	7,625	22,940	21,515
Gain from revaluation of contingent liability	(3,930)	(2,143)	(6,020)	(2,587)
Acquisition related costs	1,365	224	3,807	2,328
Adjusted EBITDA	$40,032	$37,530	$104,976	$104,580

Luxoft Holding, Inc

Schedule of supplemental information

(Unaudited)

(In thousands; except percentages)

	Revenue for the three Months Ended December 31,
	2017		2016
Client location	Amount	% of sales	Amount	% of sales
North America	$78,609	33.2%	$72,542	35.1%
Europe (excl. U.K.)	77,526	32.8%	63,557	30.7%
U.K.	52,446	22.2%	50,230	24.3%
Russia	13,159	5.6%	12,633	6.1%
APAC	12,456	5.3%	5,815	2.8%
Other	2,417	0.9%	2,147	1.0%
Total	$236,613	100.0%	$206,924	100.0%

	Revenue for the nine Months Ended December 31,
	2017		2016
Client location	Amount	% of sales	Amount	% of sales
North America	$237,270	35.2%	$187,883	32.3%
Europe (excl. U.K.)	211,060	31.3%	172,738	29.7%
U.K.	152,739	22.7%	168,571	29.0%
Russia	38,593	5.7%	27,633	4.8%
APAC	29,483	4.4%	20,120	3.5%
Other	4,740	0.7%	4,485	0.7%
Total	$673,885	100.0%	$581,430	100.0%

	Revenue for the three Months Ended December 31,
	2017		2016
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	$138,119	58.4%	$122,333	59.1%
Automotive and transport	36,021	15.2%	32,717	15.8%
Telecom	28,064	11.9%	17,820	8.6%
Digital	26,052	11.0%	23,027	11.1%
Healthcare	7,658	3.2%	10,101	4.9%
Other	699	0.3%	926	0.5%
Total	$236,613	100.0%	$206,924	100.0%

	Revenue for the nine months ended December 31,
	2017		2016
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	$380,763	56.5%	$367,837	63.3%
Automotive and transport	111,933	16.6%	81,396	14.0%
Digital	77,950	11.6%	64,970	11.2%
Telecom	77,630	11.5%	46,813	8.1%
Healthcare	24,075	3.6%	18,671	3.2%
Other	1,534	0.2%	1,743	0.2%
Total	$673,885	100.0%	$581,430	100.0%

LUXOFT HOLDING, INC.

Reconciliations of Non-GAAP Forward-looking Financial Measures to Comparable GAAP Forward-looking Measures

(Unaudited)

(In thousands of US dollars, except share, per share amounts and percentages)

Year Ended March 31, 2018
Revenue	$900,000

Net income	$54,350
Adjusted for:
Interest Expense	(164)
Income tax	7,598
Depreciation and Amortization	43,499
EBITDA	$105,283
Adjusted for:
Stock based compensation	29,501
Loss from revaluation of contingent liability	(4,479)
Acquisition related costs	4,889
Adjusted EBITDA	$135,194
Adjusted EBITDA margin	15.0%

Net income	$54,350
Adjusted for:
Stock-based compensation expense	29,501
Amortization of purchased Intangible assets	17,452
Loss from revaluation of contingent liability	(4,479)
Acquisition related costs	4,889
Tax effect of the adjustments	(6,191)
Total adjustments to Net Income	$41,172
Adjusted Net Income	$95,522
Diluted weighted average ordinary shares outstanding	34,442,000
Adjusted EPS	$2.77

	Year Ended March 31, 2018
	GAAP	Adjustments	Non-GAAP
Net income	$54,350	$41,172	$95,522
Diluted earnings per share	$1.58		$2.77